SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549





                                  FORM 11-K


   (Mark One)
   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


   For the year ended December 31, 1997
                                  OR


   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]



   For the transition period from            to




   Commission file number 1-8353



                 NUI CORPORATION SAVINGS AND INVESTMENT PLAN



                               NUI Corporation
                              550 Route 202-206
                                 P.O. Box 760
                      Bedminster, New Jersey  07921-0760



                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN


            FINANCIAL STATEMENTS AS OF DECEMBER 31, 1997 AND 1996

                                TOGETHER WITH

                               AUDITORS' REPORT



                               NUI CORPORATION

                         SAVINGS AND INVESTMENT PLAN

                        INDEX TO FINANCIAL STATEMENTS

                          DECEMBER 31, 1997 AND 1996



                                                                       Page


   Report of Independent Public Accountants


   Financial Statements:

        Statement of Net Assets Available for Benefits                    1

        Statement of Changes in Net Assets Available for Benefits       2-3

        Notes to Financial Statements                                   4-8


   Supplemental Schedules:

        I  - Item 27a-Schedule of Assets Held for Investment
             Purposes at December 31, 1997                                9

        II - Item 27d-Schedule of Reportable Transactions for the
             Year Ended December 31, 1997                                10



   All other supplemental schedules are omitted since they are not applicable or are not required based on the disclosure requirements of the Employee Retirement Income Security Act of 1974 and the applicable regulations issued by the Department of Labor.


                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

   To the Administrative Committee of the
   NUI Corporation Savings and Investment Plan:

   We have audited the accompanying statement of net assets available for benefits, including the schedule of investments, of the NUI Corporation Savings and Investment Plan (the "Plan") as of December 31, 1997 and 1996, and the related statements of changes in net assets available for benefits for each of the two years in the period ended December 31, 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1997 and 1996, and the changes in net assets available for benefits for the year ended December 31, 1997, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for purposes of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
                                                 ARTHUR ANDERSEN LLP
   New York, New York
   June 29, 1998



                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

                       As of December 31, 1997 and 1996
                                                   1997         1996
ASSETS
Ivestments at market value
   Merrill Lynch Trust Company
       Insured Money Market Fund                   $ 7,940   $     4,492
       Income Accumulation Fund                  9,106,368     6,883,704
       Asset Allocation Fund                     5,585,298     4,629,093
       Growth Stock Fund                         3,590,336     3,230,576
       S&P 500 Stock Fund                        5,968,566     3,464,290
       KCS Stock Fund                            8,900,095     7,939,343
       NUI Stock Fund                           22,884,076    16,862,837
       LifePath 2000 - Fund                         25,092        19,475
       LifePath 2010 - Fund                        183,896        22,018
       LifePath 2020 - Fund                        186,777        48,165
       LifePath 2030 - Fund                        107,108        20,161
       LifePath 2040 - Fund                         58,593        20,113
       Templeton Foreign Fund                      282,730        87,364
Loans to Participants                            1,270,870       935,507
                                               -----------    ----------
Net Assets Available for Benefits              $58,157,745   $44,167,138
                                                ==========    ==========




            The accompanying notes to financial statements are an
                       integral part of this statement.


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1997




                             Total    Insure    Income         Asset        Growth
                                      Money     Accumulation   Allocation   Stock
                                      Market    Fund           Fund
                                      Fund      Fund           Fund
 Additions to Net Assets
 Attributable to:
   Investment Income:
    Net Appreciation/
    (Depreciation)
    in Market
    Value of
    Investments          $8,428,137   $     -   $       -    $361,210      $(109,729)

    Interest                597,055     3,029     497,344           -              -

    Mutual Fund           1,238,791         -           -     698,834        274,405
    Income

    Contributions:
        Participants'    2,265,164    (1,173)     280,093    266,930         327,331

        Employer's,        823,352          -           -          -               -
        Net

       Rollovers           398,589          -      11,819     49,282          67,303

    Transfers in from    3,182,117          -   1,832,327    270,878         210,863
     Penn & Southern
     Plan                ---------    -------   ---------   --------         -------

     Total Additions    16,933,205      1,856   2,621,583  1,647,134         770,173
                        ----------     ------   ---------  ---------        --------
     Deductions from
     Net Assets
     Attributable to:
     Benefits Paid
     to Participants   (2,920,882)       (229)   (617,762)  (506,920)       (138,295)

     Expenses             (21,716)       (703)     (4,524)    (2,712)         (2,720)
                        ---------     -------    --------    -------        --------
    Total Deductions   (2,942,598)       (932)   (622,286)  (509,632)       (141,015)
                        ---------    --------    --------    -------        --------
   Interfund                    -       2,524     223,367   (181,297)       (269,398)
   Transfers
                        ---------    --------   ---------   --------        --------
   Net Increase        13,990,607       3,448   2,222,664    956,205         359,760
   (Decrease)

   Net Assets
   Available for
   Benefits at
      Beginning of    44,167,138       4,492   6,883,704   4,629,093       3,230,576
      the Year
                      ----------      ------  ----------   ---------       --------

  Net Assets
  Available for
  Benefits at
     End of the     $58,157,745       $7,940  $9,106,368  $5,585,298      $3,590,336
     Year            ==========        =====   =========   =========       =========


                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1997



                               S&P 500     KCS          NUI Stock   Lifepath  Lifepath
                               Stock       Stock        Fund        2000      2010
                               Fund        Fund                     Fund      Fund
 Additions to Net Assets
 Attributable to:
   Investment Income:
     Net Appreciation/
     (Depreciation) in
      Market Value of
      Investments             $1,252,384   $ 1,368,713  $5,556,242   $   413   $ 2,261     $

      Interest                         -             -           -         -         -

      Mutual Fund                208,121             -           -     1,895     8,702
      Income

     Contributions:
         Participants'           340,434             -     957,507       868     8,251
         Employer's, Net               -             -     823,352         -         -
         Rollovers                78,041             -     143,384         -         -

      Transfers in from          798,764             -           -         -         -
      Penn & Southern Plan
                                --------      --------   ---------   -------   -------
       Total Additions         2,677,744     1,368,713   7,480,485     3,176    19,214
                               ---------     ---------   ---------   -------   -------
    Deductions from Net
    Assets Attributable to:
       Benefits Paid to         (510,248)     (284,363)   (778,723)       -          -
       Participants

       Expenses                   (3,556)        (440)      (6,333)     (11)       (84)
                                --------     --------    ---------   ------     ------
      Total Deductions          (513,804)    (284,803)    (785,056)     (11)       (84)
                                --------     --------    ---------   ------     ------
        Interfund                340,336     (123,158)    (674,190)   2,452    142,748
        Transfers
                                --------     --------     --------   ------    -------
        Net Increase           2,504,276      960,752    6,021,239    5,617    161,878
       (Decrease)

    Net Assets Available
    for Benefits at
       Beginning of the        3,464,290    7,939,343   16,862,837   19,475      22,018
       Year                    ---------    ---------   ----------   ------      ------

    Net Assets Available
    for Benefits at
         End of the Year      $5,968,566   $8,900,095  $22,884,076  $25,092   $183,896
                               =========    =========   ==========  =======    =======

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                     For the Year Ended December 31, 1997


                              LifePath    LifePath  LifePath  Templeton   Loans to
                              2020        2030      2040      Foreign     Participants
                              Fund        Fund      Fund      Fund

Additions to Net Assets
Attributable to:
   Investment Income:
   Net Appreciation/
   (Depreciation) in
   Market Value of
   Investments               $ 11,008    $  7,853   $ 4,147   $(26,365)    $

   Interest                         -           -         -           -         96,682

   Mutual Fund Income           8,055       3,983     3,047      31,749              -

Contributions:
   Participants'               16,389      11,445     9,275     47,814               -
   Employer's, Net                  -           -         -          -               -
   Rollovers                    1,410      18,375     3,644     25,331               -
   Transfers in from Penn           -           -         -          -          69,285
   & Southern (The
   Equitable)                 -------     -------     -----    -------        --------

   Total Additions             36,862      41,656    20,113     78,529          165,967
                              -------      ------    ------    -------         --------
   Deductions from Net
   Assets Attributable to:
       Benefits                     -           -    (1,002)         -          (83,840)
       Paid to Participants
       Expenses                  (171)       (110)     (104)     (248)               -
                              -------      -------   -------   -------          -------
   Total Deductions              (171)     (1,112)     (104)     (248)         (83,340)
                              -------      ------    -------   -------        ---------
   Interfund Transfers        101,921      46,403    18,471    117,085         252,736
                              -------     -------    ------    -------        --------
   Net Increase               138,612      86,947    38,480    195,366         335,363
    (Decrease)

Net Assets Available for
Benefits at
   Beginning of the            48,165      20,161    20,113     87,364         935,507
   Year                       -------     -------    ------     ------        -------

Net Assets Available for
Benefits at
   End of the Year           $186,777    $107,108   $58,593   $282,730      $1,270,870
                              =======     =======   =======   ========       =========



            The accompanying notes to financial statements are an
                       integral part of this statement


                               NUI CORPORATION
                      SAVINGS AND INVESTMENT PLAN
                     NOTES TO FINANCIAL STATEMENTS
             FOR THE YEAR ENDED DECEMBER 31, 1997 and 1996


   1.   Summary Description of the Plan


        The NUI Corporation Savings and Investment Plan (the Plan) is a defined contribution plan covering eligible employees of NUI Corporation and its subsidiaries (the Company). The Plan, as amended, conforms to the requirements of the Employee Retirement Income Security Act of 1974, as amended. The following description provides only general information. See the Plan agreement for a more complete description. See Note 5 for a discussion of Plan amendments.

        The Plan allows eligible employees who participate to make "basic" contributions of up to 6% of their annual base pay, which are matched by contributions by the Company. Participants investing in the NUI Stock Fund are matched by the Company at 60% of their "basic" contributions. "Basic" contributions invested in all other funds are matched by the Company at 50%. The matching percentage cannot be less than 25%. Participants may make additional contributions of up to 10% of their annual base pay, providing these contributions do not exceed limits imposed by the Internal Revenue Code of 1986, as amended (the
   Code). These additional contributions are not matched by the Company. Contributions may be made on a before-tax or after-tax basis as permitted by tax regulations.

        Company contributions are invested in the NUI Stock Fund, unless the participant has reached age 55, whereby they can direct the investment of these contributions into any fund. Participant contributions may be invested in the following funds: Income Accumulation Fund, Asset Allocation Fund, Growth Stock Fund, S&P 500 Stock Fund, the LifePath Funds, Templeton Foreign Fund and the NUI Stock Fund, as designated by the participants. A Plan participant is vested at all times in the amount of his/her contributions and earnings thereon. A participant becomes 50% vested in the Company contributions after 36 months of service, 75% after 48 months of service and 100% after 60 months of service. An eligible employee with five or more years of service with the Company becomes fully vested upon entering the Plan. A participant also becomes fully vested upon attaining his/her normal retirement date as an employee, or upon his/her death or disability. Forfeitures of a participant's non-vested account balances can be used to pay Plan fees and/or reduce Company contributions, as directed by the Plan Administrator. Forfeitures during the years ended December 31, 1997 and 1996 were $10,134 and $11,685 respectively.Participants may borrow up to 50% of the value of the vested portion of their accounts, excluding the Company match portion of their accounts, as calculated on the effective date of the loan, up to a maximum of $50,000. The interest rate is the prime rate plus 1% at the time of the loan. The term of the loan cannot exceed five years, nor be less than one year. If a participant's employment is terminated for any reason, the remaining unpaid loan balance becomes immediately due and payable, and if unpaid, may become a taxable distribution. Loan repayments are


   credited to a participant's account based upon the participant's investment election for new contributions.

        Although it has not expressed any intent to do so, the Company has the right under the Plan agreement to terminate the Plan. Upon termination, all employees would become 100% vested and benefits would be distributed to participants.

        In 1988, certain NUI subsidiaries participating in the Plan were spun off to shareholders as KCS Energy, Inc. (KCS). For each share of NUI common stock outstanding, one share of KCS common stock was issued.
    KCS participants held approximately 15.9% of Plan assets as of June 1, 1988, the effective date of the spin-off. As a result of the spin-off, KCS participants, through the KCS Stock Fund, can maintain their balances in the Plan as of the date of spin-off; however, they cannot make further contributions to the Plan and may withdraw their balances in accordance with the withdrawal provisions of the Plan.


   2.   Significant Accounting Policies


        The financial statements have been prepared on the accrual basis of accounting.

        The Company's managementhas made a number of estimates and assumptions relating to the reporting of investments. Actual results could differ from those estimates.

        The Plan's investments in each Investment Fund are maintained in shares/units and are reflected in the accompanying Statement of Net Assets Available for Benefits at market value. The market value of the Insured Money Market and loans to participants is based on cost which approximates market value. The market value of the Income Accumulation Fund is determined in good faith and in the best judgment of the investment officers of Merrill Lynch Trust Company (Merrill Lynch) in accordance with accepted practices, applicable laws and regulations, and procedures formulated by Merrill Lynch. The market value of the Asset Allocation, Growth Stock, LifePath Funds, Templeton Foreign Fund, and S&P 500 Stock Funds is based on the Funds' published quotation. The market value of the KCS and NUI Stock Funds is based on published market quotations of the Funds' underlying assets. Purchases and sales of assets are reflected on a trade-date basis. The value of a share/unit is determined daily by dividing the value of each Investment Fund by its total number of outstanding shares/units.

        The  following  is   a  summary  of   the  share/unit  values   and
   shares/units outstanding as of December 31, 1997 and 1996:


                                1997                      1996
                        Share/Unit  Shares/Units  Share/Unit  Shares/Units
                           Value    Outstanding     Value     Outstanding

   Income Accumulation    $13.95         652,608    $13.14         523,850
   Fund
   LifePath 2000          $11.27           2,226    $10.85           1,795
   LifePath 2010          $13.30          13,827    $12.14           1,814
   LifePath 2020          $14.82          12,603    $12.95           3,719
   LifePath 2030          $16.23           6,599    $13.62           1,480
   LifePath 2040          $17.31           3,385    $14.48           1,389
   Templeton Foreign      $ 9.95          28,415    $10.36           8,433
   Fund
   Asset Allocation       $12.74        438,406     $11.92         388,347
   Fund
   Growth Stock Fund      $14.61        245,745     $15.32         210,873
   S&P 500 Stock Fund     $20.39        292,720     $15.91         217,743
   KCS Stock Fund         $15.62        569,788     $13.43         591,165
   NUI Stock Fund         $13.41      1,706,493     $10.18       1,656,467


        In accordance with generally accepted accounting principles, distributions are recorded when paid. There were no distributions payable to participants at December 31, 1997 and 1996.

        Recordkeeping, Investment Fund Election Changes and Loan fees are paid by the participants from their accounts. Investment Management fees are also paid by the participants and are included as a reduction of the investment return. All other fees of the Plan (e.g. legal, accounting, tax, etc.) are paid by the Company.

        Plan assets are invested in various mutual funds, any of which could from time-to-time utilize financial derivatives. Generally accepted accounting principles require the investment managers of such funds to list in their financial statements the amount and purpose of such derivatives. Upon request, participants can be provided with copies of the funds' financial statements directly from Merrill Lynch and should refer to these for information on this issue. Derivative securities are not used for speculative purposes. When derivatives are used, it is simply to manage a fund into a market-neutral position, to attempt to match the return of a stated benchmark.

   3.   Investment Funds


        Effective January 1, 1997 Merrill Lynch Trust Company was named as Trustee, Recordkeeper and Custodian of the Plan replacing BZW Barclays Global Investors, N.A. The Plan consists of the following funds:

        Income Accumulation Fund - This fund seeks to provide a stable return while preserving value by investing in U.S. government and agency securities, and other short-term fixed-income securities.

        Asset Allocation Fund - This fund seeks to achieve a high level of long-term total return at reasonable risk by shifting investments among three asset classes: common stocks, U.S. Treasury long-term bonds and money market instruments.

        Growth Stock Fund - This fund seeks to provide investors an above-average rate of return by investing primarily in small and medium-sized companies whose growth rates in earnings and revenues are expected to be above average.

        S&P 500 Fund - This fund seeks to achieve a long-term total rate of return approximating the total rate of return of the stocks comprising the S&P 500 index.

        KCS Stock Fund - This fund is no longer designated as available for investment by participants. Existing investments and earnings


   thereon may continue to be invested in the KCS Stock Fund until withdrawn or transferred to another fund in the Plan.

        NUI Stock Fund - This fund is invested and dividends are reinvested in common stock of NUI Corporation.

        Templeton Foreign Fund - This is an international equity fund that seeks long-term capital growth. Principal investments are in stocks and debt obligations of companies and governments outside the United States.

        LifePath Funds - These are asset allocation funds that change their investment mix based on the expected risk and return of the different asset classes in which they invest. LifePath represents a family of five funds with each fund name containing a target date; the nearer the target date the more conservatively the fund invests. The objective of each fund is to maximize return while maintaining a level of risk appropriate to its target date.

        The Plan also uses an Insured Money Market Fund as a pass-through of amounts in and out of the Investment Funds. The balance in this Fund of $7,940 represents Plan forfeitures which were unallocated to participant accounts as of December 31, 1997.

        Interest and other income earned by the Investment Funds are reinvested by the Trustee in accordance with the terms of the Plan.

   4.   Federal Income Taxes


        The Internal Revenue Service issued a determination letter, dated July 22, 1995, which stated that the Plan, as designed, met the requirements of Section 401 (a) of the Internal Revenue Code and was exempt from taxation. Management and Counsel believe the Plan continues to operate in accordance with IRS regulations and therefore continues to be tax exempt.

        Under present Federal income tax law, a participant is not taxed currently on any before-tax contributions or Company contributions to the Plan, income earned by the Plan, or gain on the sale of securities held by the Plan until the participant's account is distributed to him/her or made available to him/her without restriction. Participants are taxed currently on the amount of their after-tax contributions.

   5.   Plan Amendments

        Effective January 1, 1997, the Plan was amended to increase the Company matching percentages from 50% bonus and 40% basic, to 60% and 50%, respectively. Additionally, the Plan was amended to merge all assets and liabilities attributable to account balances in the Pennsylvania & Southern Gas Company Employees Savings Plan with the NUI Corporate Savings & Investment Plan, effective January 1, 1997.



   EIN #22-1869941                                          Schedule I
   PLAN #002
                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                        ITEM 27a - SCHEDULE OF ASSETS
                         HELD FOR INVESTMENT PURPOSES
                             AT DECEMBER 31, 1996

     Identity of    Description of   Shares/Units   Historical      Current
        Issue         Investment                       Cost          Value
   Merrill Lynch
   Trust Company*
                   Insured Money                -        $7,940         $7,940
                   Market Fund
                   Income                 652,608    $9,106,368     $9,106,368
                   Accumulation
                   Fund
                   Asset Allocation       438,406    $4,915,828     $5,585,298
                   Fund
                   Growth Stock           245,745    $3,291,208     $3,590,336
                   Fund
                   S & P 500 Stock        292,720    $4,086,897     $5,968,566
                   Fund
                   KCS Stock Fund         569,788    $5,677,572     $8,900,095

                   NUI Stock Fund       1,706,493   $15,812,013    $22,884,076

                   LifePath 2000-           2,226       $24,814        $25,092
                   Fund
                   LifePath 2010-          13,287      $181,249       $183,896
                   Fund
                   LifePath 2020-          12,603      $174,636       $186,777
                   Fund
                   LifePath 2030-           6,599       $98,461       $107,108
                   Fund
                   LifePath 2040-           3,385       $53,459        $58,593
                   Fund
                   Templeton               28,415      $306,243       $282,730
                   Foreign Fund
   Participant     Loans, at
   Loans           Interest
                   Rates Ranging
                   from 7.0% to                 -    $1,270,870     $1,270,870
                   11.46%



     *Represents a party in interest for the year ended December 31, 1997.


                The accompanying notes to financial statements are an
                           integral part of this schedule.



   EIN #22-1869941
   PLAN #002

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997



      Identity       Description      No. of   Purchase   No. of    Selling
      of Party        of Asset      Purchase      Price    Sales      Price
                                        s

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year

   Merrill        Income
   Lynch
   Trust
   Company*
                  Accumulation          89     $2,922,906     107    $1,197,585
                  Fund
                  Asset Allocation     118     $1,743,804      63    $1,148,809
                  Fund
                  S & P 500 Stock      141     $2,027,401      46      $775,508
                  Fund
                  NUI  Stock Fund       97     $2,212,097     101    $1,747,100



  *Represents a party in interest for the year ended December 31, 1997.





            The accompanying notes to financial statements are an
                       integral part of this schedule.


   EIN #22-1869941
   PLAN #002

                               NUI CORPORATION
                         SAVINGS AND INVESTMENT PLAN
                ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1997

                                                 Current
                                                Value of
                                                asset on
     Identity       Description      Cost of   Transaction   Net Gain
     of Party         of Asset         Asset       Date        or
                                                             (Loss)

   Series of transactions with Merrill Lynch Trust Company, involving securities that, in the aggregate, exceed 5% of the plan assets as of the beginning of the year:

   Merrill       Income
   Lynch
   Trust
   Company*
                 Accumulation Fund  $1,197,585  $1,557,724    $     -

                 Asset Allocation     $956,734  $1,148,809    $192,075
                 Fund

                 S & P 500 Stock      $529,936    $775,508    $245,572
                 Fund

                 NUI Stock Fund    $1,532,500   $1,747,100    $214,591



  *Represents a party in interest for the year ended December 31, 1997.


                The accompanying notes to financial statements are an
                           integral part of this schedule.



                              SIGNATURES




   Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                                     NUI CORPORATION


                                                  Richard J. O'Neill
   June 29, 1998                                  Plan Administrator


                                                     Robert F. Lurie
   June 29, 1998                                        Plan Sponsor